SECU[barcode]ISSION

15026939

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 08 2015
Washington DC

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SEC FILE NUMBER
8-34765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandon Investments, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5101 Wheelis Drive, Suite 112
(No. and Street)

Memphis (City) TN (State) 38117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Brandon 901-324-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds, Bone & Griesbeck PLC PCAOB#3028
(Name – *if individual, state last, first, middle name*)

5100 Wheelis Drive, Suite 300 (Address) Memphis (City) TN (State) 38117 (Zip Code)

RECEIVED
2015 JUN -8 PM 2:42
SEC / MR

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ray Brandon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandon Investments, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

My Commission Expires December 9, 2017

E. DENBY BRANDON, III STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS | Page

Brandon Investments, Inc.
December 31, 2014

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Brandon Investments, Inc.
Memphis, Tennessee

We have audited the accompanying financial statements of Brandon Investments, Inc., (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brandon Investments, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Brandon Investments, Inc.'s financial statements. The supplemental information is the responsibility of Brandon Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Reynolds, Bone & Griesbeck PLC

Memphis, Tennessee

March 2, 2015

STATEMENT OF FINANCIAL CONDITION

Brandon Investments, Inc.
December 31, 2014

ASSETS

Cash and cash equivalents	$ 120,469
Cash segregated under federal regulations	17
Investments-money market mutual fund	1,138
Commissions receivable	62,901
Due from affiliate	22,627
Prepaid expenses	3,040
Furniture and equipment, net	7,201
Cash value life insurance	190,357
Total assets	$ 407,750

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 67
Accrued payroll taxes	61
Accrued state franchise and excise tax	1,369
Accrued federal income tax	2,241
Deferred income taxes payable	14,768
Total liabilities	18,506
Stockholders' equity	
Common stock, no par value, 100 shares Authorized and issued	4,996
Retained earnings	384,248
Total stockholders' equity	389,244
Total liabilities and stockholders' equity	$ 407,750

See notes to financial statements.

STATEMENT OF INCOME

Brandon Investments, Inc.
Year Ended December 31, 2014

Revenues	
Commissions	$ 833,895
Interest income	107
	834,002
Expenses	
Advertising and promotion	220
Automobile expense	4,061
Depreciation	2,801
Dues and publications	18,106
Entertainment	6,571
Insurance	82,694
Miscellaneous expense	523
Office supplies and expense	15,224
Postage	2,699
Professional services	32,475
Profit sharing	193,500
Rent	41,090
Salaries	994,309
Taxes and licenses	60,012
Telephone	9,411
Travel	18,006
Administrative overhead reimbursement	(658,384)
	823,318
Income before income taxes	10,684
Income taxes	4,282
Net income	$ 6,402

See notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Brandon Investments, Inc.
Year Ended December 31, 2014

	Common Stock	Retained Earnings	Total
Balance at January 1, 2014, as previously reported	$ 4,996	$ 344,302	$ 349,298
Effect of correction of commissions receivable at December 31, 2013 (net of tax of $ 11,182)	---	33,544	33,544
Balance at January 1, 2014, as adjusted	4,996	377,846	382,842
Net income	---	6,402	6,402
Balance at December 31, 2014	$ 4,996	$ 384,248	$ 389,244

See notes to financial statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATIED TO CLAIMS OF GENERAL CREDITORS

Brandon Investments, Inc.
Year Ended December 31, 2014

Subordinated liabilities at January 1, 2014	$ ---
No activity during year	---
Subordinated liabilities at December 31, 2014	$ ---

See notes to financial statements.

STATEMENT OF CASH FLOWS

Brandon Investments, Inc.
Year Ended December 31, 2014

Cash flows from operating activities		
Net income	$ 6,402	
Adjustments to reconcile net income to net cash used for operating activities:		
Depreciation	2,801	
Deferred income taxes	1,534	
Increase in cash value life insurance	(11,740)	
Changes in operating assets and liabilities:		
Accounts receivable	(1,701)	
Due from affiliate	(17,474)	
Prepaid expenses	2,914	
Accounts payable	(1,149)	
Accrued state franchise and excise taxes	523	
Accrued payroll taxes	51	
Accrued federal income taxes	2,241	
Net cash used for operating activities		$ (15,598)
Cash flows from investing activities		
Purchases of furniture and equipment		(8,068)
Net decrease in cash and cash equivalents		$ (23,666)
Cash and cash equivalents at beginning of year		144,135
Cash and cash equivalents at end of year		$ 120,469

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS

Brandon Investments, Inc.
December 31, 2014

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Brandon Investments, Inc. (the Company) was organized on July 16, 1982, as a support organization of its affiliate corporation, Brandon Financial Planning, Inc. The Company operates in Tennessee as a Securities and Exchange Commission (SEC) registered broker dealer and a member of the Financial Industry Regulatory Authority (FINRA) and sells shares of open end investment companies or unit investment trusts, life insurance, and annuities. The Company derives its income from commissions on these sales. Commissions are recognized as the related services are performed.

The Company is exempt from provisions of SEC rule 15c3-3 under the Securities Exchange Act of 1934, in accordance with provisions of SEC rule 15c3-3(k)(2)(i).

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Prior Period Adjustment

An adjustment to retained earnings of $ 33,544, net of tax, was made to record commissions receivable at January 1, 2014.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash equivalents to include all highly liquid temporary interest-bearing deposits having an original maturity of three months or less.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

Continued

Brandon Investments, Inc.
December 31, 2014

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities which relate to the cash basis of accounting used to prepare the income tax returns. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company accounts for uncertain tax positions as a contingency in accordance with GAAP. No amounts have been recognized or disclosed as a result of this implementation. The Company would record interest expense and penalties related to uncertain tax positions as interest expense and other expense, respectively. Income return for 2011 and subsequent years are subject to examination by taxing authorities.

Fair Value of Assets and Liabilities

ASC 820 establishes a three-tier hierarchy, which prioritizes the inputs used in measuring the fair value of our financial assets and liabilities and are summarized into three broad categories:

Level 1—quoted prices in active markets for identical securities;

Level 2—other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.; and

Level 3—significant unobservable inputs, including our own assumptions in determining fair value.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. There are no changes during the year ended December 31, 2014, to the Company's valuation techniques used to measure asset and liability fair values on a recurring basis.

The financial assets and liabilities measured at fair value on a recurring basis at December 31, 2014 are as follows:

	December 31, 2014	
	Fair Value	Input Level
American Funds Money Market Fund	$ 1,138	Level 1

Continued

Subsequent Events

Management has reviewed events occurring through March 2, 2015, the date that the financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure in the financial statements.

2. FURNITURE AND EQUIPMENT

A summary of furniture and equipment follows:

Furniture and equipment	$ 118,062
Less accumulated depreciation	110,861
	$ 7,201

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2014, the Company had net capital of $ 311,627 which was $ 306,627 in excess of its minimum net capital required of $ 5,000. The Company's net capital ratio was .012 to 1.

4. RELATED PARTY TRANSACTIONS

Substantial managerial services, office facilities, and other benefits are provided by the Company to Brandon Financial Planning, Inc., which is affiliated with the Company through common ownership and control. The Company is reimbursed for such costs allocated to its affiliate. The allocations are based on the relative income of the entities. There were no other financial transactions between the entities during the year ended December 31, 2014.

Continued

During 2014, Brandon Financial Planning, Inc. earned 48.5% of the combined revenues of the two companies. Brandon Financial Planning, Inc. reimburses the Company for the common expense are allocated to it. The expenses affected and the amounts which are being allocated are listed below:

Equipment rent	$ 1,426
Insurance-group	34,156
Profit sharing	93,848
Rent	18,503
Salaries	482,240
Taxes-payroll	23,647
Telephone	4,564
	$ 658,384

5. RETIREMENT PLAN

The Company maintains a profit sharing plan for all eligible employees. Employees are eligible to participate in the plan upon attaining the age of 21 years, and completing 12 months of active service. Vesting begins with the second year of service and participants become fully vested after six years. Contributions, based on established percentages of eligible paid compensation, totaled $193,500 for the year ended December 31, 2014.

6. INCOME TAXES

Income taxes consist of the following:

Current		
Federal	$ 2,241	
State	507	
Total current income taxes		$ 2,748

Continued

Deferred		
Federal	784	
State	750	
Total deferred income taxes		1,534
Total income taxes		$ 4,282

The difference between income taxes on income before income taxes and the amount computed by applying statutory federal tax rates relates principally to state income tax and nondeductible expenses.

The components of the net deferred tax liability are as follows:

Deferred tax liability-cash basis reporting for tax purposes	$ (14,768)

7. COMMITMENTS AND CONTINGENCIES

The Company has a non-cancelable operating lease for its office space expiring May 31, 2016. rent expense under this lease was $ 38,149 in 2014. See footnote 4 for amounts reimbursed to the Company.

Future minimum operating lease payments at December 31, 2014 are as follows:

Year	
2015	$ 38,393
2016	15,997
	$ 54,390

8. EXEMPTION FROM FILING FORM SIPC-7

Brandon Investments, Inc. claims an exemption from filing Form SIPC-7 through the filing of Form SIPC-3 because their business as a broker-dealer consists of the sale of variable annuities, registered open end investment companies or unit investment trusts and insurance.

9. FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that the counterparty to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the security industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURTIES AND EXCHANGE COMMISSION
SCHEDULE I

Brandon Investments, Inc.
December 31, 2014

NET CAPITAL	
Total stockholders' equity	$ 389,244
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	389,244
Deductions and/or charges for non allowable assets:	
Commissions receivable	44,726
Due from affiliate	22,627
Prepaid expenses	3,040
Furniture and equipment, net	7,201
	77,594
Net capital before haircuts on securities positions	311,650
Haircuts on securities	23
Net capital	$ 311,627
AGGREGATE INDEBTEDNESS COMPUTATION	
Liabilities from statement of financial condition	$ 3,738
Total aggregate indebtedness	$ 3,738
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 306,627
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$ 305,627
Percentage of aggregate indebtedness to net capital	1.20%

Reconciliation of original FOCUS Report to amended FOCUS Report is located at page 15.

RECONCILIATION OF ORIGINAL FOCUS REPORT TO AMENDED FOCUS REPORT
SCHEDULE I CONTINUED

Brandon Investments, Inc.
December 31, 2014

December 2014 FOCUS Report as filed	Original	Amended March 2, 2015
NET CAPITAL		
Total stockholders' equity	$ 355,700	$ 389,244
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0	0
Deductions and/or charges for non allowable assets:		
Commissions receivable	18,175	44,726
Due from affiliate	22,627	22,627
Prepaid expenses	3,040	3,040
Furniture equipment, net	7,201	7,201
	51,043	77,594
Net capital before haircuts on securities positions	304,657	311,650
Haircuts on securities	23	23
Net capital	$ 304,634	$ 311,627
AGGREGATE INDEBTEDNESS COMPUTATION		
Liabilities from statement of financial condition	$ 7,324	$ 3,738
Total aggregate indebtedness	$ 7,324	$ 3,738
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 299,634	$ 306,627
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$ 298,634	$ 305,627
Percentage of aggregate indebtedness to net capital	2.40%	1.20%

The difference in net capital is due to including certain assets as non-allowable that are allowable and the prior period adjustment discussed in footnote 1. The adjustment was made to record commissions receivable at January 1, 2014. The difference in aggregate indebtedness is due to the deferred taxes payable being non allowable.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 (EXEMPTION)
SCHEDULE II

Brandon Investments, Inc.
December 31, 2014

Rule 15c3-3(k)(2)(i) is an exemption which applies to broker-dealers who do not carry margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. Broker dealers claiming this exemption may not hold funds or securities for, or owe money or securities to, customers. Furthermore, all transactions between the broker-dealer and its customers must be effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Brandon Investment, Inc."

Brandon Investment, Inc. qualifies for this exemption.

COMPUTATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)
SCHEDULE III

Brandon Investments, Inc.
December 31, 2014

Rule 15c3-3(K)(2)(i) is an exemption which applies to broker-dealers who do not carry margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. Broker dealers claiming this exemption may not hold funds or securities for, or owe money or securities to, customers. Furthermore, all transactions between the broker-dealer and its customers must be effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Brandon Investments, Inc."

Brandon Investment, Inc. qualifies for this exemption.

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Brandon Investments, Inc..
Memphis, Tennessee

We have reviewed management's statements, included in the accompanying Brandon Investments, Inc.'s Exemption Report, in which (1) Brandon Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brandon Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Brandon Investments, Inc. stated that Brandon Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Brandon Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brandon Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 17 C.F.R. §240.15c3-3(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reynolds, Bone & Griesbeck PLC

Memphis, Tennessee

March 2, 2015

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

Brandon Investments, Inc.'s Exemption Report

Brandon Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. 240.15c3-3(k)(2)(i): Rule 15c3-3(k)(2)(i) is an exemption which applies to broker-dealers who do not carry margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. Broker dealers claiming this exemption may not hold funds or securities for, or owe money or securities to, customers. Furthermore, all transactions between the broker-dealer and its customers must be effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Brandon Investment, Inc."

(2) The Company had no obligations under 17 C.F.R. 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Brandon Investments, Inc.

I, Ray Brandon, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO

March 2, 2015

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

☒ (ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] 7-22-14

Authorized Signature/Title Date

SIPC-3 20__

8-
034765 FINRA
Brandon Investments Inc
P.O. Box 770870
Memphis, TN 38177-0870

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3

FY 20__

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2013** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

☒ (ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Board of Directors
Brandon Investments, Inc.
Memphis, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Certification of Exclusion From Membership (Form SIPC-3) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Brandon Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Brandon Investments, Inc.'s compliance with the applicable instructions of Form SIPC-3. Brandon Investments, Inc.'s management is responsible for Brandon Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Ensure the Company's business as a broker-dealer consisted exclusively of the distribution of shares of registered open end investment companies or unit investment trusts, noting no differences;

2. Ensure the Company's business as a broker-dealer consisted exclusively of the variable annuities, noting no differences;

3. Ensure the Company's business as a broker-dealer consisted exclusively of the business of insurance, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds, Bone & Griesbeck PLC

Memphis, Tennessee

March 2, 2015